Delisting Determination,The Nasdaq Stock Market, LLC,
June 24, 2019, CytRx Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of CytRx Corporation
(the Company), effective at the opening of the trading session on July 5, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on May 24, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 4, 2019.